Exhibit 99.5

THE DESCARTES SYSTEMS GROUP INC.

(the “Corporation”)

By-law No. 1

By virtue of the amalgamation of The Descartes Systems Group Inc. and ViaSafe Inc. by Certificate and Articles of Amalgamation effective July 31, 2006, By-law No. 1 of The Descartes Systems Group Inc., one of the amalgamating corporations, became By-law No. 1 of the Corporation.